Exhibit 99.1

HAFNIA LIMITED: Completion of CEO Transition and Notice of Extraordinary General Meeting

Singapore, 1 September 2026
Reference is made to the announcement made by Hafnia Limited (“Hafnia” or the “Company”, OSE ticker code: “HAFNI”, NYSE ticker code: “HAFN”) on 30 June 2026, announcing the Company’s planned CEO succession.
Søren Steenberg Jensen has today, 1 September 2026, assumed the role of Chief Executive Officer at Hafnia, succeeding Mikael Øpstun Skov. Mr. Jensen’s appointment will not result in any change to Hafnia’s previously communicated strategy or operating mode.
Notice is hereby given that an Extraordinary General Meeting of Hafnia to appoint Mikael Øpstun Skov as a Director of the Company will be conducted as per the details below:
Date: Wednesday, 23 September 2026
Location: 10 Pasir Panjang Road, Mapletree Business City #18-01, Singapore 117438
Time: 10:00 hours Singapore time

Please see attached documents for the Notice of Extraordinary General Meeting including Appendix A and the Form of Proxy, which is also available on the Company’s website at https://investor.hafnia.com/ir-news/default.aspx .

For further information, please contact:
Søren Steenberg Jensen
CEO Hafnia Limited
sst@hafnia.com

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About Hafnia Limited:

Hafnia is one of the world’s leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.
As owners and operators of around 180 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.
Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.